March 16, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (214) 756-6979

Mr. Brian O. Casey
President and Chief Executive Officer
Westwood Holdings Group, Inc.
200 Crescent Court, Suite 1200
Dallas, TX  75201

Re:	Westwood Holdings Group, Inc.
	Form 10-K for the Fiscal Year Ended December 31, 2005
	File No. 1-31234

Dear Mr. Casey:

	We have reviewed your filings and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


*    *    *    *    *    *    *

Form 10-K filed February 24, 2006

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-9

1. We note your disclosure on page F-9 that advisory and trust fees are generally payable in advance on a calendar quarter basis and that advance payments are deferred and recognized over the periods services are performed. Please provide us with the following information:
* quantify the amount of advisory and trust fee deferred revenue as of each period presented;
* tell us the line item of your consolidated balance sheets in which deferred revenue was presented;
* quantify the extent to which your advisory and trust fees are payable in advance instead of as incurred; and
* tell us when you generally bill clients in advance for advisory and trust fees (e.g. first day of the calendar quarter, last day of quarter preceeding the calendar quarter billed).


*    *    *    *    *    *    *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a detailed letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Lisa Haynes, Staff Accountant at (202) 551-
3424
or me at (202) 551-3492 if you have questions.


								Sincerely,



	                        	John P. Nolan
					Accounting Branch Chief

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Mr. Brian O. Casey
Westwood Holdings Group, Inc.
March 16, 2006
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